SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                   CONSOLIDATED RESOURCES HEALTH CARE FUND II
                            (Name of Subject Company)

      MPF-NY 2006, LLC; Steven Gold; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie
 Patterson Special Fund 6-A, LLC; SCM Special Fund, LLC; Moraga Gold, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF Senior Note Program I,
 LP; MP Value Fund 6, LLC; MPF Special Fund 8, LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Income Fund 22, LLC; MPF Income Fund 23, LLC;
               MPF DeWaay Fund 5, LLC; MPF Flagship Fund 11, LLC;
                         MacKenzie Patterson Fuller, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $7,166,400                                             $766.80

 * For purposes of calculating the filing fee only. Assumes the purchase of 11,944 Units at a purchase price equal to $600 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $766.80
         Form or Registration Number:  SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed:  July 20, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of August 21, 2006 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2006, LLC; Steven Gold; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; SCM Special Fund, LLC; Moraga Gold, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF Senior Note Program I, LP; MP Value Fund 6, LLC; MPF Special Fund 8, LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Income Fund 22, LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 11, LLC; and MacKenzie Patterson Fuller, LP (collectively the "Purchasers") to purchase all Units of limited partnership interest (the "Units") in Consolidated Resources Health Care Fund II (the "Partnership"), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $600 per Unit, less the amount of any distributions declared or made with respect to the Units between July 20, 2006 (the "Offer Date") and September 8, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

The Purchasers have extended the Expiration Date to September 8, 2006. As of the date hereof, a total of 151 Units have been tendered by unitholders and not withdrawn. No other Units have been tendered to date.


Item 12. Exhibits.

(a)(1) Offer to Purchase dated July 20, 2006*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated July 20, 2006*

(a)(4) Form of Letter to Unit holders dated August 21, 2006

(a)(5) Form of Press Release

(b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on July 20, 2006


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 21, 2006

MPF-NY 2006, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; SCM Special Fund, LLC; Moraga Gold, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF Senior Note Program I, LP; MP Value Fund 6, LLC; MPF Special Fund 8, LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Income Fund 22, LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 11, LLC

By:      /s/ Chip Patterson
         ------------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MacKenzie Patterson Fuller, LP

By:      /s/ Chip Patterson
         ------------------------------------
         Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold

                                  EXHIBIT INDEX


Exhibit  Description

(a)(1) Offer to Purchase dated July 20, 2006*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated July 20, 2006*

(a)(4) Form of Letter to Unit holders dated August 21, 2006

(a)(5) Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on July 20, 2006